

Mail Stop 3030

August 22, 2017

Via E-mail
Eyal Sheratzky
Chief Executive Officer
Ituran Location and Control Ltd.
3 Hashikma Street
Azour, Israel

> **Re:** **Ituran Location and Control Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 001-32618**

Dear Mr. Sheratzky:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 36

1.　　Under "Other expenses (income), net," please describe to us the nature of the $1.2 million expense recorded in 2016 which appears to be related to a prior year. Also, explain to us why you believe the accounting for this item is appropriate in GAAP.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2.   The audit report on the consolidated financial statements refers to a separate report issued by another auditor on the financial statements of your subsidiary in Argentina. In an amendment that presents the complete text of Item 18, please also file the report of the other auditor. Refer to Exchange Act Rule 12b-15 and Rule 2-05 of Regulation S-X.

Note 11 – Contingent Liabilities, page F-28

3.   With respect to the assessments from the Brazilian Federal Communication Agency, tell us whether you are accounting for potential liabilities under ASC 740 or ASC 450 and explain to us why you believe your accounting treatment is appropriate in GAAP. Also explain to us the nature of the FUST and FUNTELL assessments, including how those levies are computed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery